PHC, INC.
200 Lake Street, Suite 102
Peabody, MA  01960



November 17, 2005



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N. E.
Washington, D.C.  20549
Attention:  Jeffrey Riedler
             Assistant Director


RE:  PHC, Inc.
         Schedule 14A
         Filed November 10, 2005
         File No. 0-22916

Dear Mr. Riedler:

     We have reviewed your comment letter dated November 16, 2005 and have prepared the following responses to your comments:

     Proposal to Approve the 2005 Employee Stock Purchase Plan, page 19

1. You indicated that we should disclose any limits on the number of shares one employee can purchase

     Response: We have revised the Schedule 14A to include the following disclosure

     The Stock Purchase Plan shall have the following grant limitations: (i) no employee shall be granted a right under the Stock Purchase Plan if such employee, as a result of such grant, would own five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company; (ii) no employee shall be granted a right under the Stock Purchase Plan, which, when combined with rights to purchase shares of capital stock of the Company under the other Company employee stock purchase plans would accrue at a rate that exceeds twenty-five thousand dollars ($25,000) of the fair market value of such shares for each calendar year in which such right is outstanding; and, (iii) no employee shall be granted a right under the Stock Purchase Plan under a single offering to purchase an amount of shares, which when multiplied by the exercise price, is more than 10% of the compensation payable to such employee during the offering or such other percentage as determined by the Board of Directors from time to time.

2. You indicated that we should disclose how the shares will be allocated among employees if employees want to purchase more than the 500,000 shares being authorized.

     Response: We have revised the Schedule 14A to include the following disclosure:

     In the event that an offering results in employees participation that would require greater than the remaining authorized shares under the plan, based on 85% of the then current market price, the approved participation of each employee will be adjusted downward, on a prorated basis, to insure sufficient shares will be available for issue at the end of the offering period.

     To facilitate the staffs' review of these changes we will furnish a marked copy of the changed pages via fax.

The Company acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me with any additional comments you may have.


Sincerely,
PHC, Inc.


Paula C. Wurts
Controller and Chief Financial Officer